UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of class of securities)

559222 401

(CUSIP number)

Frank Stronach, Stronach Trust, 445327 Ontario Limited,

446 Holdings Inc. and 447 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attn.: John Campbell

(416) 595-8695

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

(Name, address and telephone number of person authorized to receive notices and communications)

May 6, 2010

(Date of event which requires filing of this amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) FRANK STRONACH None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Austria
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,829
	8.	Shared voting power 0
	9.	Sole dispositive power 726,829
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 726,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) STRONACH TRUST None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,829
	8.	Shared voting power 0
	9.	Sole dispositive power 726,829
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 726,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 445327 ONTARIO LIMITED None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,829
	8.	Shared voting power 0
	9.	Sole dispositive power 726,829
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 726,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) CO

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 446 HOLDINGS INC. None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,829
	8.	Shared voting power 0
	9.	Sole dispositive power 726,829
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 726,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 559222 401
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) 447 HOLDINGS INC. None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,829
	8.	Shared voting power 0
	9.	Sole dispositive power 726,829
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 726,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) CO

This Amendment No. 2 (this “Amendment”) is being filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445”), 446 Holdings Inc. (“446”), and 447 Holdings Inc. (“447”; 447, together with Mr. Stronach, the Stronach Trust, 445 and 446, the “Reporting Persons”) and amends the Statement on Schedule 13D filed on October 1, 2007, as previously amended, by the Reporting Persons (the “Statement”).

This Amendment is being filed to report the execution of a Transaction Agreement dated May 6, 2010 (the “Transaction Agreement”) among the Stronach Trust, 446 and the Company providing for, among other things, the proposed elimination of the dual class capital structure of the Company through which the Company’s founder, Frank Stronach, and his family have controlled the Company since the late 1970s.

Item 2.	Identity and Background

During December 2009, DW Holdco Inc. (“Walker Holdco”), SW Holdco Inc. (“Wolf Holdco”), VG Holdco Inc. (“Galifi Holdco”), PK Holdco Inc. (“Koob Holdco”) and JOP Holdco Inc. (“Palmer Holdco”; Palmer Holdco, together with Walker Holdco, Wolf Holdco, Galifi Holdco and Koob Holdco, the “Principals Holdcos”), certain affiliated entities of the Principals Holdcos, 446, M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”) and 2143455 Ontario Inc. (“Newco II”) entered into a series of transactions pursuant to which all of the Class A Subordinate Voting Shares owned by the Principals Holdcos were returned to personal holding companies of each of Mssrs. Walker, Wolf, Galifi, Koob and Palmer (the “Principals”). Subsequently, the corporate existence of each of Newco, Newco I.5, Newco II and the Principals Holdcos has terminated. As a consequence of the foregoing transactions, any group which may previously have existed and that included (i) any of the reporting persons and (ii) any of Newco, Newco I.5, Newco II or any of the Principals Holdcos has ceased to exist.

Item 3.	Source and Amount of Funds or Other Consideration

No funds or other consideration were provided by any Reporting Person contemporaneously with the execution of the Transaction Agreement and upon consummation of the transactions contemplated by the Transaction Agreement, the Company will acquire from the Reporting Persons all 726,829 Class B Shares of the Company in exchange for US$300 million in cash and 9 million newly issued Class A Subordinate Voting Shares. See Item 6 for a description of the Transaction Agreement.

Item 4.	Purpose of the Transactions.

The purpose of the arrangements described in Item 6 below is to give the holders of the Company’s Class A Subordinate Voting Shares (other than the Reporting Persons) the opportunity to decide whether to eliminate the dual class share capital structure through which Mr. Stronach and his family currently control the Company.

Other than as described elsewhere in this Statement, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of the Class A Subordinate Voting shares outstanding as of May 11, 2010 was 112,042,893 based upon the information provided by Computershare Trust Company of Canada, the Company’s transfer agent. As of the date hereof, 447 holds 726,829 Class B shares of the Company (each of which is convertible at any time into one Class A Subordinate Voting share of the Company), which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust, 445 and 446.

The Reporting Persons disclaim beneficial ownership of the Class A Subordinate Voting shares held by the Company’s U.S. and Canadian profit sharing plans (5,398,967 shares as of April 30 ,2010) and the 91,740 Class A Subordinate Voting shares held by 865714 Ontario Inc, an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, all of which are excluded from the shares reflected on the cover pages to this Amendment.

(b) The information contained in the cover pages is incorporated herein by reference.

(c) There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A to the Statement, in the period beginning sixty days prior to the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Subordinate Voting shares of the Company reflected on the cover pages to this Amendment.

(e) As a result of the actions described above, the Principals Holdcos Newco, Newco I.5 and Newco II, ceased to own any Class A Subordinate Voting Shares of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

General

The transactions contemplated by the Transaction Agreement would be effected by way of a court approved plan of arrangement (the “Plan of Arrangement”) under the laws of Ontario, Canada. In addition to court approval, the transaction will be subject to the following shareholder approvals:

•	at least two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B shares, voting together as a single class;

•

at least simple majority of the votes cast by “minority” holders of Class A Subordinate Voting Shares (such “minority” holders being the holders of Class A Subordinate Voting Shares, excluding the Reporting Persons or their affiliates, but including participants in the Company’s deferred profit sharing plans whose shares will be voted in accordance with their instructions); and

•	at least two-thirds of the votes cast by the holders of Class B Shares, voting separately as a single class in each case, based on the votes cast by shareholders present in person or represented by proxy at the special meeting of shareholders to be held to consider the resolution approving the transaction.

In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of certain definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which Frank Stronach and certain of his affiliated entities provide consulting services to the Company.

Class B Share Cancellation

If the Plan of Arrangement is approved by the Class A Shareholders and the court, the Company would acquire for cancellation all 726,829 Class B Shares and the Stronach Trust would indirectly receive 9 million newly issued Class A Shares and US$300 million in cash.

After the transaction, the Company would have approximately 121 million shares outstanding, each of which would carry one vote per share. The shares held indirectly by the Stronach Trust would represent an equal equity ownership and voting interest of 7.44%. In addition, the Company’s Amended and Restated Articles of Incorporation would be amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

Vehicle Electrification Joint Venture

The Transaction Agreement also contemplates the reorganization of the Company’s vehicle electrification business in connection with the formation of a new joint venture between the Company and the Stronach Trust.

The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. The Company would invest $220 million for a 73% interest. The Company’s investment would include the transfer at fair market value of assets of the Company’s recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. Among other operations, Magna E-Car includes the Ford battery electric vehicle (BEV) integration program. The Stronach Trust would contribute $80 million in cash for a 27% interest in the joint venture and would have effective control through the right to appoint three of five members of the joint venture board, with the Company having the right to appoint the remaining two members.

Although the joint venture would be free to pursue any type of business activity connected with electric vehicles, the Company would have an unrestricted right to engage in competitive activities outside of the joint venture, and neither party would be obligated to contribute any further funding or financial assistance beyond its initial contribution.

The foregoing is a summary of various transactions contemplated by the Transaction Agreement. Such summary is qualified in its entirety by reference to the Transaction Agreement, which is attached as an exhibit to this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, among the Reporting Persons, dated May 10, 2010.

Exhibit B	Transaction Agreement, among the Stronach Trust, 446 and the Company, dated May 6, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement with respect to such undersigned is true, complete and correct.

Dated: May 13, 2010

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by	/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by	/s/ Frank Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by	/s/ Frank Stronach
Authorized Signing Officer

447 HOLDINGS INC.

by	/s/ Frank Stronach
Authorized Signing Officer

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Subordinate Voting shares of Magna International Inc., a corporation existing under laws of the Province of Ontario, Canada, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: May 13, 2010

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

by	/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

by	/s/ Frank Stronach
Authorized Signing Officer

446 HOLDINGS INC.

by	/s/ Frank Stronach
Authorized Signing Officer

447 HOLDINGS INC.

by	/s/ Frank Stronach
Authorized Signing Officer

EXHIBIT B

EXECUTION COPY

TRANSACTION AGREEMENT

May 6, 2010

-i-

TABLE OF CONTENTS

(continued)

		Page
ARTICLE 6
TERMINATION		17
6.1	Termination	17
6.2	Remedies	18
6.3	Expenses	18

ARTICLE 7
MISCELLANEOUS		18
7.1	Notices	18
7.2	Further Assurances	20
7.3	Counterparts	20

SCHEDULE “A” PLAN OF ARRANGEMENT TERMS

SCHEDULE “B” AMENDMENTS TO CONSULTING AGREEMENTS

SCHEDULE “C” E-CAR LIMITED PARTNERSHIP AGREEMENT TERMS

-ii-

TRANSACTION AGREEMENT

THIS AGREEMENT made the 6th day of May, 2010.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Magna”),

- and -

446 HOLDINGS INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Holdco”)

- and -

THE STRONACH TRUST, a trust existing under the laws of the Province of Ontario

(hereinafter referred to as the “Trust”).

RECITALS:

A.	The Magna Board has considered a proposal pursuant to which Magna would, among other things, directly or indirectly acquire all of the Purchased Shares on the terms and subject to the conditions set out in this Agreement.

B.	After receiving the report of the Special Committee, the Magna Board, without making any recommendation to the Magna Shareholders as to how they should vote on the Arrangement Resolution, has authorized Magna to enter into this Agreement and to submit the Arrangement Resolution to the Magna Shareholders for their consideration at the Magna Meeting.

THEREFORE, in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement:

“447” means 447 Holdings Inc., a corporation existing under the laws of the Province of Ontario;

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means this agreement, including all schedules hereto, and all amendments or restatements as permitted hereunder;

“Amalco” has the meaning ascribed thereto in Section 4.3(a);

“Amended Consulting Agreements” means the Consulting Agreements, as amended as set out in Schedule “B”;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna conducts business;

“Arrangement” has the meaning set out in Section 2.1;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Magna Meeting;

“Articles of Arrangement” means the articles of arrangement of Magna in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Class A Share” means a Class A Subordinate Voting Share in the capital of Magna;

“Class B Share” means a Class B Share in the capital of Magna;

“Consulting Agreements” means, collectively, the Magna International Europe Consulting Agreement, the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement;

“Court” means the Superior Court of Justice (Ontario);

“Court Orders” means, collectively, the Interim Order and the Final Order;

“Director” means the Director appointed under section 278 of the OBCA;

“E-Car Limited Partnership Agreement” means the limited partnership agreement between Magna LP, as limited partner, and Stronach GP and Magna GP, as general partners, reflecting the terms set out in Schedule “C”;

“E-Car Partnership” means the limited partnership to be formed pursuant to the E-Car Limited Partnership Agreement;

“E-Car Purchase Agreement” means the agreement between certain members of the Magna Group and the E-Car Partnership pursuant to which all the assets of Magna’s E-Car Group and certain related assets of the Magna Group are to be transferred to the E-Car Partnership, reflecting the terms set out in Schedule “C”;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interested Class A Shareholders” means (i) Holdco, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) any Affiliates of any of the foregoing; and (vi) any other holder of Class A Shares whose votes would be excluded if the Arrangement Resolution was subject to “minority approval” as defined in MI 61-101; provided that, for greater certainty, Interested Class A Shareholders shall not include any of Magna’s deferred profit sharing plans as the Class A Shares held by such plans will be voted in accordance with the instructions of the plan participants;

“Interim Order” means the interim order of the Court as contemplated by Section 2.4, providing for, among other things, the calling and holding of the Magna Meeting, as the same may be amended by the Court;

“ITA” means the Income Tax Act (Canada);

“Magna Board” means the board of directors of Magna;

“Magna Business Services Agreement” means the business services agreement dated January 1, 2004 between Magna and Stronach Consulting Corp., as amended to the date hereof;

“Magna Circular” means the management information circular/proxy statement to be delivered to holders of Class A Shares and Class B Shares in connection with the Magna Meeting, including all schedules and exhibits thereto and any amendments or supplements made thereto;

“Magna GP” means a direct or indirect wholly-owned subsidiary of Magna that will enter into the E-Car Limited Partnership Agreement as a general partner;

“Magna Group” means Magna and its Subsidiaries, taken as a whole;

“Magna International Europe Consulting Agreement” means the consulting agreement dated August 1, 1997 between Frank Stronach and Magna International Europe AG (as successor to Magna Holding AG)., as amended to the date hereof;

“Magna Investments Business Development Agreement” means the business development agreement dated August 1, 1997 between Stronach & Co. (formerly Frank Stronach & Co.) and Magna International Investments S.A. (as successor to Magna Investments N.V.), as amended to the date hereof;

“Magna LP” means a direct or indirect wholly-owned subsidiary of Magna that will enter into the E-Car Limited Partnership Agreement as limited partner;

“Magna Meeting” means the special meeting of the Magna Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of this Agreement and the Interim Order, to consider the Arrangement Resolution;

“Magna Shareholders” means, collectively, the holders of Class A Shares and the holders of Class B Shares;

“Material Adverse Change” means any change, effect, event, development, occurrence or state of facts that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of the Magna Group; or (ii) has materially impaired or would reasonably be expected to materially impair the ability of Magna to conduct its business in the ordinary course;

“material fact” has the meaning ascribed thereto under the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“New Magna Investments Consulting Agreement” means the consulting agreement dated August 1, 1994 between Stronach & Co. (formerly Frank Stronach & Co.) and New Magna Investments N.V. (as successor to Magna Investments N.V.), as amended to the date hereof;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“Outside Date” means August 31, 2010 or such other date as may be mutually agreed from time to time by the Parties;

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the definitive plan of arrangement reflecting the terms set out in Schedule “A”, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Purchased Shares” means the 726,829 Class B Shares owned by 447 at the date of this Agreement, being all the outstanding Class B Shares;

“Special Committee” means the special committee of independent directors of the Magna Board constituted to consider, and make recommendations to the Magna Board regarding, the transactions contemplated by this Agreement;

“Stronach GP” means a direct or indirect wholly-owned subsidiary of Holdco that will enter into the E-Car Limited Partnership Agreement as a general partner;

“Stronach Parties” means Holdco, the Trust, Frank Stronach, Stronach & Co., Stronach Consulting Corp., Subco and Stronach GP;

“Subco” has the meaning ascribed thereto in Schedule “A”;

“Subsidiaries” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Taxes” means any and all taxes of any kind whatsoever, and all interest and penalties thereon; and

“TSX” means the Toronto Stock Exchange.

1.2	Currency.

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4	Interpretation.

In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”.

1.5	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6	Time of Essence.

Time shall be of the essence of this Agreement.

1.7	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

1.9	Amendment and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.10	No Strict Construction.

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.11	Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.12	Business Day.

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.13	The Trust.

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.14	Schedules.

The following Schedules are attached to and form part of this Agreement:

Schedule	Description

Schedule “A”	Plan of Arrangement Terms

Schedule “B”	Amendments to Consulting Agreements

Schedule “C”	E-Car Limited Partnership Agreement Terms

ARTICLE 2

THE TRANSACTIONS

2.1	The Arrangement.

Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Article 5, Magna, Holdco and the Trust agree to proceed with the proposed arrangement (the “Arrangement”) under the provisions of Section 182 of the OBCA on the terms and subject to the conditions to be set out in the Plan of Arrangement.

2.2	Implementation Steps.

(a)	As soon as reasonably practicable, and in any event within 30 days following the date of execution of this Agreement, the Parties agree to finalize the terms of:

(i)	the Plan of Arrangement, it being understood that the Plan of Arrangement shall include the terms set out in Schedule “A”, except that Magna agrees to include such other terms in the Plan of Arrangement as Holdco may reasonably request provided that such other terms shall not reasonably be expected to adversely affect any member of the Magna Group; and

(ii)	such indemnity obligation as the Magna may reasonably request from Holdco and the Trust for breach of the representations and warranties contained in Section 3.2(g) and liability for Taxes arising from any steps requested by Holdco to be included in the Plan of Arrangement (with regard to the final terms of the Plan of Arrangement), on terms to be mutually satisfactory to the Parties, acting reasonably.

(b)	As soon as reasonably practicable, and in any event within 30 days following the date of execution of this Agreement, Magna and Holdco shall prepare, settle and finalize the form of each of the E-Car Limited Partnership Agreement and E-Car Purchase Agreement, it being understood that, without the unanimous consent of the Parties:

(i)	the E-Car Limited Partnership Agreement shall not include any material terms other than those terms set out in Schedule “C” and terms reasonably ancillary thereto as required to give full effect to the provisions, purpose and intent of the terms set out in such Schedule;

(ii)	the E-Car Purchase Agreement shall reflect the terms set out in Schedule “C” and terms reasonably ancillary thereto as required to give full effect to the provisions, purpose and intent of the terms set out in such Schedule; and

(iii)	in preparing, settling and finalizing the E-Car Limited Partnership Agreement and E-Car Purchase Agreement, neither Magna nor Holdco shall seek to introduce any terms that are inconsistent with the terms set out in Schedule “C” or that, in the case of the E-Car Limited Partnership Agreement, would create any significant rights or impose any significant obligations not contemplated by such Schedule.

(c)	As soon as reasonably practicable following the completion of the matters referred to in Section 2.2(a) and Section 2.2(b) and the finalization of the forms of the Amended Consulting Agreements by the applicable Stronach Parties and Magna, and subject to the terms and conditions of this Agreement, Magna shall take the following actions:

(i)	apply for the Interim Order in accordance with Section 2.4;

(ii)	convene and hold the Magna Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(iii)	use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution;

(iv)	subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(v)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 2.7, send to the Director the Articles of Arrangement for endorsement thereon of the Certificate of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3	Magna Circular and Meeting.

(a)	Magna shall prepare the Magna Circular and shall permit Holdco and its counsel to review and comment on the Magna Circular, all documents sent with the Magna Circular, all documents filed with the Court in connection with the transactions contemplated by this Agreement and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by the Magna Board, acting reasonably. As soon as reasonably practicable and after obtaining the Interim Order, Magna shall cause the Magna Circular and other documentation required in connection with the Magna Meeting to be sent to the Magna Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws.

(b)	Magna shall ensure that the Magna Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and Applicable Laws. For greater certainty, it is acknowledged and agreed that the Magna Circular need not include any recommendation of the Magna Board or any committee thereof in favour of the Arrangement Resolution.

(c)	Holdco and the Trust shall (to the extent within their power) provide Magna with all information concerning the Stronach Parties that Magna reasonably requests for inclusion in the Magna Circular or otherwise required by the OBCA and Applicable Laws, and Holdco and the Trust shall ensure that any such information does not, as of the date of the Magna Circular, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4	Interim Order.

The application referred to in Section 2.2(c)(i) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Magna Meeting and the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the holders of Class A Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Magna Meeting; (ii) 66 2 /3% of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting; and (iii) a simple majority of the votes cast by holders of Class A Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting, excluding the votes attached to Class A Shares held by Interested Class A Shareholders; and

(c)	that, in all other respects, the provisions of the by-laws and articles of Magna, including quorum requirements and all other applicable matters, shall apply in respect of the Magna Meeting.

2.5	Preparation of Filings.

(a)	The Parties shall cooperate in:

(i)	the preparation of any application for the Court Orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(ii)	the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated by this Agreement.

(b)	Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Magna Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Magna Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Magna Circular, as required and as the case may be, and, if required, shall cause the same to be distributed to the Magna Shareholders and/or filed with applicable Governmental Entities.

2.6	Fiduciary Duties.

Nothing contained herein shall be construed to require the Company Board to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws after having been advised by its counsel, including, without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, changing the recommendation, if any, made by the Company Board in respect of the Arrangement Resolution. Further, and without limiting the foregoing, the Company Board may delay the holding of or adjourn the Company Meeting in order to communicate to Company Shareholders any decision to change the recommendation, if any, or to seek an amendment to the terms of this Agreement and/or any of the forms of agreement contemplated hereby provided that Company shall have notified Holdco regarding its intention to do so prior to announcing any delay or adjournment of the Company Meeting.

2.7	Closing.

The Parties shall cause the Effective Date to be the Business Day following the date on which all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. The closing of the transactions contemplated by this Agreement will take place at the offices of Osler, Hoskin & Harcourt LLP or at such other location as may be agreed upon by the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Magna.

Magna represents and warrants to and in favour of each of Holdco and the Trust as follows and acknowledges that each of Holdco and the Trust is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Magna is a corporation validly existing under the laws of the Province of Ontario and has all necessary corporate power to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. Subject to the approval of the Arrangement Resolution by the Magna Shareholders as required by the Interim Order, Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by Holdco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any material contract of the Magna Group, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the transactions contemplated by this Agreement, other than (i) filing the Articles of Arrangement with the Director, (ii) as may be required to comply with the applicable rules and regulations of the TSX and NYSE and any applicable requirements of Canadian and U.S. securities laws, and (iii) obtaining the Court Orders.

(e)	Class A Shares. The Class A Shares to be issued to Holdco pursuant to the Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares of Magna and, subject to customary terms and conditions, at the Effective Time, such Class A Shares will be approved for listing and posting for trading on the TSX and the NYSE. No order, ruling or determination having the effect of precluding the issuance or delivery of such shares or ceasing, suspending or restricting the trading of such shares or any other securities of Magna in any jurisdiction, has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of Magna, are contemplated or threatened.

(f)	Share Capital. The authorized share capital of Magna consists of an unlimited number of Class A Shares, 776,961 Class B Shares and 99,760,000 preferred shares, issuable in series, of which 112,037,893 Class A shares, 726,829 Class B Shares and no preferred shares are issued and outstanding as of May 5, 2010. In addition, as of May 5, 2010, 11,344,910 Class A Shares have been reserved for issuance upon the exercise of outstanding options or pursuant to future option grants. Except as publicly disclosed, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

3.2	Representations and Warranties of Holdco and the Trust.

Holdco and the Trust jointly and severally represent and warrant to and in favour of Magna as follows and acknowledge that Magna is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Holdco is a corporation validly existing under the laws of the Province of Ontario and the Trust is a trust validly existing under the laws of the Province of Ontario. Each of Holdco and the Trust has all necessary power and authority to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Each of Holdco and the Trust has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Holdco and the Trust and is a legal, valid and binding obligation of each of them, enforceable against them by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Holdco or the Trust under (i) any material contract to which Holdco or the Trust is a party, (ii) any provision of Holdco’s or the Trust’s organizational documents, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Holdco or the Trust or (iv) any Applicable Law.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Holdco or the Trust in connection with the execution and delivery of this Agreement or the consummation by Holdco and the Trust of the transactions contemplated by this Agreement, other than as may be required to comply with any applicable requirements of Canadian and U.S. securities laws.

(e)	Title to Purchased Shares. At the date of this Agreement: (i) 447 is the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances; and (ii) Holdco is the sole registered and beneficial holder of all the outstanding securities of 447. Immediately prior to the Effective Time, Holdco will be the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances. The Purchased Shares are not subject to any voting trust, shareholders agreement or voting agreement. Holdco is a Subsidiary of the Trust.

(f)	No Other Agreements to Purchase. No person other than Magna and Holdco has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of any of the Purchased Shares from 447, Holdco, the Trust or any of their Affiliates.

(g)	Assets and Property of Subco. At the Effective Time and except as contemplated under the Plan of Arrangement, Subco shall have no assets and no liabilities of any nature or kind whatsoever. The completion of the transactions referred to in paragraphs 1 to 6 of Schedule “A” as they are finally determined and set out in the Plan of Arrangement will not give rise to any liability of Subco for Taxes.

3.3	Survival of Representations and Warranties.

All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with the provisions hereof and the Effective Time, with the exception of the representations and warranties contained in Section 3.2(e), which shall survive for the applicable limitation period, and in Section 3.2(g), which shall survive until the date that is 60 days after the expiration of the period during which an assessment or reassessment for Taxes may be issued in respect of Subco.

ARTICLE 4

COVENANTS

4.1	Covenants of Magna.

(a)	Magna shall use commercially reasonable efforts to cause the Class A Shares issuable pursuant to the Arrangement to be listed on the TSX and the NYSE at the Effective Time, subject only to satisfaction of customary listing conditions on the TSX and the NYSE, respectively.

(b)	Magna shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

4.2	Covenants of Holdco and the Trust.

(a)	Holdco agrees to cause the Purchased Shares to be voted at the Magna Meeting in favour of the Arrangement Resolution.

(b)	Each of Holdco and the Trust shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

4.3	Implementation.

(a)	Prior to the Effective Date, Holdco shall amalgamate with 447 under the OBCA such that the Purchased Shares shall be owned by the corporation resulting from the amalgamation (“Amalco”). The name of Amalco shall be the same as the name of Holdco. Amalco shall continue to be referred to as “Holdco” for purposes of this Agreement.

(b)	Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

(c)	No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably delayed or withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

ARTICLE 5

CLOSING CONDITIONS

5.1	Mutual Conditions.

The respective obligations of the Parties hereunder are subject to the satisfaction or waiver, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the unanimous consent of the Parties:

(a)	the Arrangement Resolution shall have been approved by the Magna Shareholders as required by the Interim Order;

(b)	each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna and Holdco, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna or Holdco, each acting reasonably, on appeal or otherwise;

(c)	the Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna and Holdco, each acting reasonably;

(d)	this Agreement shall not have been terminated in accordance with its terms;

(e)	since the date of this Agreement, there shall not have occurred a Material Adverse Change;

(f)	the Class A Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and the NYSE, subject only to satisfaction of customary listing conditions of the TSX and NYSE, respectively;

(g)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(h)	no legal or regulatory action or proceeding shall be pending or threatened by any person that would reasonably be expected to enjoin, restrict or prohibit the transactions contemplated by this Agreement; and

(i)	no cease trading or stop order shall have been issued and remain in effect with respect to the Class A Shares.

5.2	Conditions in Favour of Magna.

The obligations of Magna hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a)	the representations and warranties of Holdco and the Trust contained in this Agreement in favour of Magna shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of Holdco and the Trust by a senior officer of Holdco and by a trustee of the Trust, respectively, and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(b)	each of Holdco and the Trust shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of Holdco and the Trust by a senior officer of Holdco and by a trustee of the Trust, respectively, and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably; and

(c)	the Amended Consulting Agreements shall have been executed and delivered by Frank Stronach, Stronach & Co. and Stronach Consulting Corp., as applicable.

5.3	Conditions in Favour of Holdco and the Trust.

The obligations of Holdco and the Trust hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of Holdco and the Trust, any of which may be waived in writing by Holdco and the Trust:

(a)	the representations and warranties of Magna contained in this Agreement shall be true and correct (other than de minimis inaccuracies in respect of the representations and warranties set forth in Section 3.1(f)) at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers of Magna and delivered to Holdco and the Trust, such certificate to be in form and substance satisfactory to Holdco and the Trust, acting reasonably;

(b)	Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers of Magna and delivered to Holdco and the Trust, such certificate to be in form and substance satisfactory to Holdco and the Trust, acting reasonably; and

(c)	the Amended Consulting Agreements shall have been executed and delivered by Magna, Magna International Europe AG, Magna International Investments S.A. and New Magna Investments N.V., as applicable.

ARTICLE 6

TERMINATION

6.1	Termination.

This Agreement may be terminated at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by the Magna Shareholders:

(a)	by the mutual agreement of Magna and Holdco, whether before or after the Magna Meeting (and, for greater certainty, without further action on the part of the Magna Shareholders if terminated after the Magna Meeting);

(b)	by Magna or Holdco if the Effective Time has not occurred on or prior to the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 6.1(b)shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date (and in the case of Holdco, the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available if the Trust’s failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

(c)	by Magna or Holdco if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(d)	by Magna or Holdco if a Material Adverse Change shall have occurred since the date of this Agreement;

(e)	by Magna or Holdco if there shall have occurred any change, effect, event, development or state of facts that prevents or would reasonably be expected to prevent or delay beyond the Outside Date the completion of the Arrangement, provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to a Party that is then in breach of this Agreement (and in the case of Holdco, the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available if the Trust is then in breach of this Agreement);

(f)	by Magna or Holdco if the Arrangement Resolution shall have failed to receive the requisite votes for approval at the Magna Meeting in accordance with the Interim Order;

(g)	by Magna or Holdco if the Magna Board or Holdco reasonably concludes, after discussion between the Parties, that the Arrangement Resolution is unlikely to receive the requisite votes for approval at the Magna Meeting in accordance with the Interim Order or that it is unlikely that the Final Order will be obtained by the Outside Date;

(h)	by Magna if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Holdco or the Trust set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.2(a) or 5.2(b) not to be satisfied; or

(i)	by Holdco if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Magna set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.3(a) or 5.3(b) not to be satisfied.

6.2	Remedies.

In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation hereunder on the part of any Party, except that the provisions of this Section 6.2 and Section 6.3 shall remain in full force and effect and shall survive any such termination.

6.3	Expenses.

Each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement.

ARTICLE 7

MISCELLANEOUS

7.1	Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:                Executive Vice President and Chief Legal Officer

Telecopier No.:        (905) 726-7455

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

M5X 1B8

Attention:                 Jean M. Fraser

Telecopier No.:        (416) 862-6666

(ii)	If to Holdco or the Trust at:

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:                Belinda Stronach

Telecopier No.:        (905) 726-7494

with a copy to:

Frank Stronach

Hoffeldstrasse 4

Oberwaltersdorf A-2522

Austria

Telecopier No.:         011 43 2253 600 1005

and to:

Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Suite 2700 Toronto, Ontario

M5H 3S1

Attention:                John Campbell

Telecopier No.:        (416) 595-8695

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:                Edward J. Waitzer

Telecopier No.:        (416) 947-0866

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

7.2	Further Assurances.

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Time.

7.3	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:	/s/ Vincent J. Galifi
	Name:	Vincent J. Galifi
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Jeffrey O. Palmer
	Name:	Jeffrey O. Palmer
	Title:	Executive Vice President and Chief Legal Officer

446 HOLDINGS INC.

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

THE STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Trustee

SCHEDULE “A”

PLAN OF ARRANGEMENT TERMS

Plan of Arrangement Steps

1.	Holdco transfers a portion of the Purchased Shares to one or more corporations owned directly or indirectly by Holdco and/or Magna (collectively referred to as “Subco”) in exchange for 3,000,000 common shares of Subco. The number of Purchased Shares transferred to Subco in this Step is that proportion of the Purchased Shares that (i) $300,000,000 is of (ii) the aggregate of $300,000,000 and the value of 9,000,000 Class A Shares based on the closing price of the Class A Shares on the TSX on the last trading day before the Effective Date, converted into U.S. dollars based on the Bank of Canada’s noon buying rate on the Effective Date. The amount added to the stated capital account of Subco’s common shares with respect to the issue of 3,000,000 common shares to Subco is the Canadian dollar equivalent of $300,000,000, converted into Canadian dollars based on the Bank of Canada’s noon buying rate on the Effective Date.

2.	Magna subscribes for (i) 3,000,000 Class A Preferred Shares of Subco for $300,000,000 and (ii) possibly one common share of Subco for C$100.

3.	Subco purchases for cancellation from Holdco all of its common shares of Subco for an aggregate price of $300,000,000. Alternatively, all but one common share of Subco held by Holdco may be purchased for cancellation and Magna may acquire the remaining share.

4.	Magna purchases for cancellation from Holdco the Purchased Shares held by Holdco (being all the Purchased Shares other than the Purchased Shares transferred to Subco in Step 1) for consideration consisting of 9,000,000 fully paid and non-assessable Class A Shares. Upon cancellation, the Purchased Shares purchased from Holdco are not restored to the authorized capital of Magna. The amount added to the stated capital account of Magna’s Class A Shares on the issue of 9,000,000 Class A Shares to Holdco is an amount equal to the paid-up capital (for the purposes of the ITA) of the Purchased Shares purchased for cancellation from Holdco.

5.	Subco is wound up into Magna and the Purchased Shares held by Subco are cancelled and not restored to the authorized capital of Magna.

6.	Concurrently with the last wind-up described in Step 5, the Restated Articles of Incorporation of Magna dated August 28, 2008 are amended to delete the Class B Shares from the authorized capital of Magna and to effect non-substantive consequential changes, including renaming the Class A Shares as Common Shares and removing the provision granting the holders of Class A Shares the right to elect two directors in certain circumstances (in recognition that the holders of Class A Shares will thereafter have the right to elect all the directors of Magna).

7.	Stronach GP, Magna GP and Magna LP enter into the E-Car Limited Partnership Agreement and make their respective capital contributions.

8.	Magna, certain members of the Magna Group and the E-Car Partnership enter into the E-Car Purchase Agreement and consummate the transactions contemplated thereby.

SCHEDULE “B”

AMENDMENTS TO CONSULTING AGREEMENTS

The amendments to the Consulting Agreements, effective at the Effective Time, are as follows:

1.	The terms of each of the Consulting Agreements will be extended from December 31, 2010 to December 31, 2014 and thereafter will be automatically terminated;

2.	The fees payable under each of the New Magna Investments Consulting Agreement, the Magna Investments Business Development Agreement and the Magna Business Services Agreement will continue to be determined with reference to a percentage of Magna’s Pre-Tax Profits before Profit Sharing (as defined in Corporate Constitution in Magna’s Restated Articles of Incorporation). That percentage will be reduced over time as follows:

Consulting Agreement	2010		2011	2012	2013	2014
New Magna Investments Consulting Agreement	1.00%		0.9167%	0.8334%	0.75%	0.6667%
Magna Investments Business Development Agreement	1.00%		0.9167%	0.8333%	0.75%	0.6667%
Magna Business Services Agreement	1.00%		0.9166%	0.8333%	0.75%	0.6666%

Total Percentage	3.00 (unchanged	% )	2.75%	2.50%	2.25%	2.00%

3.	The aggregate fees payable under the Amended Consulting Agreements during each calendar year of the extended term will continue to be subject to a maximum calculated as a percentage of Magna’s Pre-Tax Profits before Profit Sharing. That percentage for each year during the extended term will be the Total Percentage for such year shown in the table in paragraph 2 above.

4.	The services to be provided under the Amended Consulting Agreements during the extended term will be same as or substantially similar to the services provided under the Consulting Agreements in the past and such other services as the parties to the Amended Consulting Agreements may from time to time mutually agree.

5.	During the extended term, the members of the Magna Group that are parties to the Amended Consulting Agreements will continue to provide the Stronach Parties that are parties to the Amended Consulting Agreements with offices, support, liability insurance coverage and reimbursement of expenses as have been provided in the past.

6.	If Stronach dies or becomes permanently disabled before December 31, 2014, the Amended Consulting Agreements will be automatically terminated as of the date of death or disability and fees will only be payable under the Amended Consulting Agreements to such date. The members of the Magna Group that are parties to the Amended Consulting Agreements may otherwise terminate the Amended Consulting Agreements in the event of a fundamental breach by any of the Stronach Parties that are parties to the Amended Consulting Agreements that is not cured after reasonable notice.

7.	Such other consequential amendments necessary to give effect to the foregoing and non-material amendments as may be mutually agreed.

SCHEDULE “C”

E-CAR LIMITED PARTNERSHIP AGREEMENT TERMS

Parties:	Stronach GP, Magna GP and Magna LP

Business:	The E-Car Partnership may pursue or invest in any type of e-vehicles (including cars, vans, trucks, golf carts, bicycles) or e-vehicle business and will be organized like an original equipment manufacturer (“OEM”), with an operational focus on research and development, engineering, assembly, marketing and after-market.

Legal Form:	The E-Car Partnership will be an Ontario limited partnership. As referred to below, the E-Car Partnership may be transformed into a corporate entity in the discretion of the E-Car Partnership Board, whether in connection with an initial public offering (“IPO”) or other appropriate circumstances.

Name:	Magna E-Car Systems LP, or such other name as the E-Car Partnership Board may determine.

Initial Capital Contributions:	•	Stronach GP will invest $80,000,000 in cash to acquire 80,000 general partnership units (“GP Units”); and
	•	Magna GP and Magna LP will invest $220,000,000 in total to acquire GP Units and limited partnership units (“LP Units”) for $1,000 per unit, with Magna having the right to determine the allocation as between GP Units and LP Units. The $220,000,000 will be effectively satisfied in part by the transfer of the Purchased Assets (as defined below) to the E-Car Partnership, with the balance to be satisfied in cash.

Distributions and Allocations	The GP Units and LP Units will participate equally per unit in respect of the allocation of profits or losses of the E-Car Partnership and any distributions of distributable cash.

E-Car Purchase Agreement

The E-Car Partnership will purchase all the assets of Magna’s E-Car Group from Magna and certain related assets of the Magna Group as mutually agreed by the parties to the E-Car Purchase Agreement (collectively, the “Purchased Assets”), including the following:

	•	supply agreements of Magna’s E-Car Group with OEM customers (including Ford Motor Magna, Daimler AG and Volvo Powertrain);

	•	agreements with Kokam Co. regarding technology licensing and services;

	•	Kokam lithium-ion battery plant production equipment;

	•	battery and materials test lab equipment of Magna’s E-Car Group;

	•	industrial building located at 4121 N. Atlantic Boulevard, Auburn Hills, Michigan;

•	applications for US, Canadian and Ontario government loans and grants in respect of hybrid or electric vehicle initiatives of Magna’s E-Car Group;

•	tooling, equipment and other fixed assets owned by Magna E-Car Group used in vehicle production programs; and

•	patents, know-how, trade secrets and other intellectual property rights (collectively, “IP Rights”) owned by Magna’s E-Car Group and IP Rights of Magna’s Electronics Group in respect of applications designed primarily for hybrid and electric vehicles; and

•	all customer purchase order and supply agreements awarded or reasonably anticipated to be awarded to Magna’s E-Car or Electronics Groups that relate to products used primarily in hybrid or electric vehicles (collectively, “Group OEM Contracts”).

The E-Car Purchase Agreement will provide that, with respect to Group OEM Contracts, (i) the applicable members of the Magna Group will continue to carry out all obligations under the Group OEM Contracts as a subcontractor and enjoy the full economic benefits of such contracts, and (ii) the E-Car Partnership will be the Tier 1 “face to the customer” and will be responsible for program management of such contracts with the same general rights and obligations as the applicable OEM customer.

The E-Car Purchase Agreement will also provide for a non-exclusive and royalty-free license in favour of the E-Car Partnership to use all retained IP Rights of the Magna Group as at the Effective Time to the extent required for carrying on the business of the E-Car Partnership.

The purchase price for the Purchased Assets will be equal to the fair value of the net assets that comprise the Purchased Assets, to be determined by mutual agreement prior to execution of the E-Car Limited Partnership Agreement with reference to the valuation work of the independent financial advisor retained by the Special Committee for this purpose. Any guarantee previously given by Magna in respect of the purchased operations will be assumed by the E-Car Partnership (or, if required, by the partners severally in proportion to their invested capital).

The E-Car Purchase Agreement will reflect the above terms as well as customary representations and warranties as to capacity and title to the Purchased Assets, and terms reasonably ancillary thereto.

Future Funding:

No partner will be obligated to provide any future funding or financial assistance, including, without limitation, any guarantee, beyond its initial capital contribution as set out above. Each of the partners will have a pre-emptive right to maintain its proportionate ownership interest in the case of any future equity issue.

The amount and terms of any debt financing will be in the discretion of the E-Car Partnership Board.

Governance:	The E-Car Partnership will be managed by a committee (the “E-Car Partnership Board”) consisting of three representatives of Stronach GP (including the Chairman) and two representatives of Magna GP. The E-Car Partnership Board will have full responsibility for managing the business and affairs of the E-Car Partnership; provided that any of the following matters will require approval by a majority that includes at least one representative of Magna GP:

• •

a transaction that involves Stronach GP or a related party of Stronach GP;

an investment or other expansion into any business unrelated to the E-Car Partnership’s business as set out above under “Business”;

• •

the appointment of auditors other than Magna’s auditors;

a sale, lease or exchange of all or substantially all the assets of the E-Car Partnership, unless Magna GP is first given an opportunity to acquire the assets on terms no less favourable than proposed by the buyer and Magna GP fails to make a matching offer in respect of such an acquisition within 30 days of being notified of the opportunity;

• •

the liquidation or dissolution of the E-Car Partnership;

the creation of a new class of partnership units that has priority over the LP Units as to the return of contributions or as to the allocation of profits or losses of the E-Car Partnership and any distributions of distributable cash; or

• any amendments to the foregoing rights of Magna GP.

Magna Preferred Supplier Arrangement:	Given the E-Car Partnership’s focus on OEM-related activities, Magna’s auto parts business will have a preferred opportunity to supply products to the E-Car Partnership on competitive terms, consistent with other OEM arrangements of this nature.

Transfers:

Each partner may sell its interest subject to a pro rata right of first refusal in favour of the other partners (which shall also apply to indirect transfers of GP Units or LP Units, as applicable).

If a partner proposes to sell and the other partners do not exercise their right of first refusal, the other partners will have a pro rata tag-along right to sell at the same price per unit (whether GP Unit or LP Unit).

Each partner may transfer its interest to an Affiliate for tax or estate-planning purposes, provided the transferee remains an affiliate and agrees to be bound by the E-Car Limited Partnership Agreement and provided such transfer would not cause the E-Car Partnership to cease to be a “Canadian partnership” for purposes of the ITA. The right of first refusal and tag-along right described above will not apply in these circumstances.

Conversion from Partnership to Corporation:	If the E-Car Partnership Board so determines (whether in connection with a decision to go public or otherwise), the E-Car Partnership will be reorganized into a corporation that will have a share capital structure similar to the Intier Spinco structure (e.g. Corporate Constitution; dual-class share structure; coat-tail in favour of subordinate voting shareholders). The GP Units held by Stronach GP will be exchanged for 100% of the multiple voting shares, and the GP Units held by Magna GP and all LP Units will be exchanged (based on the same exchange ratio) into subordinate voting shares. The governance and transfer arrangements referred to above will no longer apply following the completion of an IPO.

Magna Support Services:	The E-Car Partnership will operate generally in accordance with Magna’s operating principles and systems, including financial controls and reporting. For so long as the E-Car Partnership requests that Magna provides support services to the E-Car Partnership, Magna shall provide such services in a manner consistent with how other business units within the Magna Group are supported, and the E-Car Partnership will be charged a reasonable cost allocation for all such support services provided by Magna; provided that the E-Car Partnership will not pay any affiliation or management fee to Magna.

Management Incentive:	The E-Car Partnership Board will have the discretion to provide long-term incentives to senior management (excluding Stronach, any member of his family or any beneficiary of the Trust) in the form of an option or earn-in arrangement to acquire real or phantom LP Units, provided that the potential dilution does not exceed 10% of the E-Car Partnership’s total capitalization. The pre-emptive rights described above under “Future Funding” will not apply to any such long-term management incentives.

Competitive Activities:	Neither party will be restricted from engaging in activities that may compete with the E-Car Partnership, including in the case of those e-vehicle components that now and in the future may be manufactured by any operating groups within the Magna Group. The E-Car Partnership will not enter into any commitment that binds or purports to bind either partner or any of its affiliates in respect of activities outside the E-Car Partnership.

Transitional Arrangements:	The Parties will immediately work together to determine, consistent with the terms and principles set out above, (i) how employees and engineering resources that service Magna’s E-Car Group and other Magna Group hybrid and electric vehicle initiatives will be allocated between the E-Car Partnership and the Magna Group, (ii) the coordination and project management of future OEM programs that involve the E-Car Partnership and members of the Magna Group, and (iii) other relevant transitional arrangements relating to the establishment of the E-Car Partnership as an autonomous business unit.